

October 21, 2024

J. Michael DiMaio
Chairman
Spectral AI, Inc.
2515 McKinney Avenue, Suite 1000
Dallas, TX 75201

   Re: Spectral AI, Inc.
    Registration Statement on Form S-3
    Filed October 16, 2024
    File No. 333-282681

Dear J. Michael DiMaio:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Conlon Danberg at 202-551-4466 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and
           Services

cc: Lynwood E. Reinhardt, Esq.